EXHIBIT 1.02

APPLIED MATERIALS, INC.

CONFLICT MINERALS REPORT

FOR YEAR ENDED DECEMBER 31, 2013

This is the Conflict Minerals Report of Applied Materials, Inc., including its subsidiaries (collectively, “Applied” or the “Company”), prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934. Terms used in this report have the meaning specified in Rule 13p-l and/or Form SD issued by the Securities and Exchange Commission, except as otherwise expressly defined herein. Form SD defines “conflict minerals” as cassiterite, columbite-tantalite (coltan) and wolframite (and their derivatives, tin, tantalum and tungsten, respectively), and gold, regardless of the geographic origin of the minerals and whether or not they fund armed conflict. This report pertains to products manufactured from January 1 through December 31, 2013 for which any conflict minerals are necessary to the functionality or production of the product, as described further below.

Company Overview

Applied provides manufacturing equipment and services (including spare parts) to the global semiconductor, display, solar and related industries, and reports these products under four segments: the Silicon Systems Group, Display, Energy and Environmental Solutions, and Applied Global Services.

Applied does not directly purchase raw ore or unrefined conflict minerals, nor does it have a direct relationship with any mines of origin or with any smelters or refiners (collectively, “smelters”) that process these minerals. Rather, Applied is a downstream company with an extensive and complex supply chain from which it purchases parts, components and assemblies (collectively, “Parts”). The Company’s manufacturing activities consist primarily of the assembly, testing and integration of various proprietary and commercial Parts that are used to manufacture systems. Applied has a distributed manufacturing model under which manufacturing and supply chain activities are conducted at its facilities, or those of contract manufacturers, located in various countries. Applied’s equipment products, due to their size and complexity, generally consist of thousands of Parts sourced from a multitude of suppliers. Applied relies on its direct suppliers to provide information on the origin of any conflict minerals contained in Parts they sell to the Company, including the source of conflict minerals they obtain from lower tier suppliers and smelters.

Products Covered by this Report

Tantalum, tin, tungsten and gold are metals commonly used in the electronics and related industries due to physical properties that make them well-suited for a variety of applications, such as in cables, printed circuit boards, power supplies, capacitors, solder alloys and certain plastics. As a result, all or substantially all of Applied’s equipment products, and many of its spare parts products, manufactured in 2013 include components for which one or more conflict minerals are necessary to the functionality or production of the product and are therefore considered “Covered Products” for purposes of this report. The following is a general description of Covered Products by reporting segment.

Silicon Systems Group. The Silicon Systems Group provides equipment used by integrated device manufacturers and foundries to fabricate memory, logic and other types of semiconductor chips, which may entail more than 500 steps involving multiple processes to complete the manufacturing cycle. These systems perform various processes used in chip fabrication based on 300mm (or 12 inch) sized wafers, including atomic layer deposition (ALD), chemical mechanical planarization (CMP), chemical vapor deposition (CVD), electrochemical deposition (ECD), etch, ion implantation, mask-making, metrology and inspection, physical vapor deposition (PVD), rapid thermal processing (RTP), and others. Most of these are single-wafer systems with multiple process chambers attached to one of seven basic platforms: the Endura®, Centura®, Producer®, Reflexion®, Raider®, VIISta® and Vantage® platforms.

Display. This segment encompasses equipment for manufacturing liquid crystal displays (“LCDs”) and other display technologies for televisions, personal computers, tablets, smart phones and other consumer-oriented products, including its line of Applied AKT®-PECVD systems. The latest generation (Gen-10) systems can process large-size substrates that enable the production of up to six 65-inch LCD TV screens per substrate. Applied is extending its core LCD technology to provide equipment that enables more advanced displays based on newer materials, for example the AKT-PiVot™ PVD system for metal oxide, while the AKT-NEW ARISTO™ system is used for manufacturing the color filter of LCD panels. This segment also includes electron beam array testing systems to assure display quality.

Energy and Environmental Solutions. The Energy and Environmental Solutions segment includes systems for fabricating solar photovoltaic cells and modules (“solar PVs”), as well as high-throughput, roll-to-roll coating systems. Solar PV fabrication systems include cell-manufacturing, wafering and ion implantation systems designed to increase the conversion efficiency and yields of crystalline silicon solar PVs and help reduce the cost-per-watt of solar generated electricity. The high-throughput roll-to-roll coating systems, such as the Applied SmartWeb® system, enable the deposition of a range of films on flexible substrates for flexible electronics, packaging and other applications.

Applied Global Services. This segment encompasses spare parts (along with a range of other service products) to enhance the performance of Applied Materials semiconductor, display and solar tools at customer sites and to improve customers’ operating efficiency, optimize their operating costs, and lessen the environmental impact of their factories. The segment also offers new and remanufactured 200mm legacy semiconductor equipment.

Summary of Findings

Applied conducted in good faith a reasonable country of origin inquiry (“RCOI”) that it believes was reasonably designed to determine whether any of the necessary conflict minerals in its Covered Products manufactured in 2013 originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “DRC”) or were from recycled or scrap sources. Applied discovered no evidence of sourcing from the DRC. However, based on its RCOI, Applied determined it had insufficient information to conclude either (i) that there was no reason to believe that any of its necessary conflict minerals originated in the DRC, or (ii) that all of its necessary conflict minerals came from recycled or scrap sources.

Applied therefore undertook further due diligence on the source and chain of custody of necessary conflict minerals contained in its Covered Products. Its due diligence approach was designed to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition and the related Supplements (“OECD Guidance”). Applied did not discover any evidence of sourcing from the DRC as a result of its due diligence. Applied nevertheless concluded in good faith for calendar year 2013 that it lacks sufficient information to trace the chain of custody of any conflict minerals contained in its Covered Products up through the supply chain to the mine of origin. Applied was not required to, and it did not, obtain an independent private sector audit of its due diligence approach.

Applied’s Due Diligence Process

Applied’s due diligence approach on the source and chain of custody of its necessary conflict minerals was designed to conform in all material respects with the OECD Guidance. The OECD Guidance is an internationally-recognized due diligence framework consisting of a multi-step, risk-based process, certain aspects of which differ depending in part on the position of a company in the supply chain. Applied is a “downstream” company, which refers to supply chain participants from the smelter to the retailer, in contrast to those “upstream,” that is, from the mine to the smelter. Key elements of Applied’s due diligence approach are described below.

Company Management System

Applied established a management system to enhance its ability to trace its sourcing of conflict minerals, which currently includes the following:

a.	Designation of an executive steering committee to oversee conflict minerals-related matters, as well as a cross-functional working team (including Global Supply Chain Operations) and advisers to design and conduct the RCOI and due diligence processes;

b.	Adoption, publication on its website (at http://www.appliedmaterials.com/sustainability/conflict_minerals)[1], and communication to the supply chain of Applied’s Conflict Minerals Policy, which affirms Applied’s commitment to the responsible sourcing of materials;

c.	Agreements with its principal direct suppliers relating to compliance with the Code of Conduct published by the Electronics Industry Citizenship Coalition (“EICC”), of which Applied is a full member, which contains provisions pertaining to responsible sourcing of conflict minerals;

d.	Implementation of a process to survey direct suppliers, together with related controls, with the objective of providing transparency over the supply chain and enabling identification of upstream participants such as smelters; a key tool used in this process is the Conflict Minerals Reporting Template (the “Template”) developed by the Conflict-Free Sourcing Initiative (“CFSI”) of which Applied is a member, which was founded by the EICC and the Global eSustainability Initiative;

e.	Outreach and engagement with suppliers concerning conflict minerals, including through training and other communications; and

f.	The availability of Applied’s Office of the Ombudsman to address reported violations of the Company’s Standards of Business Conduct and other company policies, including the Conflict Minerals Policy.

Risk Identification and Assessment

In light of the complexity of its supply chain, Applied used a risk-based approach in designing the scope of its RCOI and due diligence process. The Company began by identifying the top direct (or first-tier) suppliers in terms of total spend, as well as other suppliers considered reasonably likely to provide Parts containing conflict minerals, to arrive at a target list of suppliers to be contacted (the “Surveyed

[1]	Website addresses included in this report are intended to provide inactive, textual references only. The information on such websites is not a part of this report.

Suppliers”). The Surveyed Suppliers represented nearly two-thirds of the Company’s actual total expenditures to all direct suppliers for fiscal year 2013.2 Applied also relied on information obtained through multi-industry-wide smelter-certification resources, such as the CFSI Conflict-Free Smelter Program described further below. Due to the many challenges inherent in this undertaking, Applied did not attempt to exclude conflict minerals considered “outside the supply chain” as defined in Form SD Item 1.01(d)(2) because they were smelted or refined prior to January 31, 2013 or located outside of the DRC as of that date.

Applied contacted the Surveyed Suppliers and requested them to complete and return the Template with respect to Parts they supply to the Company. The Template was designed to facilitate a supplier’s disclosure of information regarding conflict minerals contained in the supplier’s products, including the country of origin and the name and location of the smelters that process the conflict minerals.

Applied received wholly or partially completed Templates from 83% of its Surveyed Suppliers. Almost all of the responding Surveyed Suppliers provided data at a company or divisional level, rather than at a Part number level, a permitted option under the Template. Applied reviewed responses against its criteria to determine which required further engagement, such as those with incomplete, untimely or inconsistent information, and made further inquiries of those suppliers.

Of the Surveyed Suppliers who responded to the Template, 28% reported they did not provide Parts containing conflict minerals. Fifty-five percent of the Surveyed Suppliers reported they provided one or more Parts containing conflict minerals; 85% percent of these suppliers provided smelter names, or in some cases further information such as country location, while 15% provided no smelter information. Of the Surveyed Suppliers who reported Parts containing conflict minerals, 22% declared that at least some minerals originated from recycled or scrap sources, although none were traced to a particular Part.

Applied checked the smelters identified by the Surveyed Suppliers against the lists published by CFSI of “Compliant” and “Active” smelters. As defined by CFSI, “Compliant” smelters are those smelters that have undergone a third party audit, have systems in place to assure sourcing of only DRC conflict free materials, and are therefore identified as compliant with CFSI’s Conflict-Free Smelter Program. “Active” smelters are those that have agreed in writing to produce information and are actively progressing towards a third party audit.

The below table summarizes certain information pertaining to smelters identified by Surveyed Suppliers. The classification of smelters as Compliant or Active is as of May 16, 2014. Note that a smelter was counted more than once if it processes multiple types of conflict minerals.

Total number of smelters identified by Surveyed Suppliers	1,970	*
Number of CFSI “Compliant” smelters	72
Number of CFSI “Active” smelters	262
Number for which further information is needed to determine CFSI status (“unclassified smelters”)	1,636	*
Number of unclassified smelters reported to be located in the DRC	0
Number of non-DRC countries in which unclassified smelters were reported to be located	41

*	Actual number may be lower as data may include distributors or other entities improperly classified as smelters or other inaccuracies.

No supplier identified the specific smelter that processed conflict minerals contained in a particular Part. In addition, for the significant majority of smelters reported by suppliers, there is inadequate information available to assess the source of the conflict minerals they process. Therefore, for Covered Products manufactured in 2013, Applied is unable to trace the chain of custody of conflict minerals contained in such products to particular Parts and further up the supply chain to a specific smelter or, in turn, to a country or mine of origin.

[2]	Applied’s fiscal year ends on the last Sunday in October.

Strategy to Respond to and Mitigate Identified Risks

As part of its risk management strategy, Applied’s designated senior management received information regarding the Surveyed Suppliers’ responses, including those who failed to respond adequately to the Company’s requests for information. Applied intends to expand its supplier outreach effort through training and additional communications; to enhance its process to identify suppliers who fail to provide a completed Template or do not provide smelter information; and to focus on efforts to verify and improve the accuracy of information obtained from suppliers.

As a downstream provider of finished products, Applied does not have direct relationships with smelters and does not perform or specify audits of such entities upstream in its supply chain. Through its participation in the EICC, CFSI and related working groups, Applied believes that seeking reliable information about smelters in its supply chain from its direct suppliers represents a reasonable and cost-effective step to determine the mines or other locations of origin of conflict minerals in its products. Through participation in these industry efforts, Applied supports refinement and expansion of CFSI’s list of Compliant smelters, including CFSI’s Conflict-Free Smelter Program, which uses independent third-party audits to identify smelters with systems in place to assure sourcing of only DRC conflict-free materials. Applied further has undertaken to report relevant smelter information it obtains to CFSI, and to encourage its suppliers to reach out (or to encourage their own suppliers to reach out) to upstream smelters that provide them with conflict minerals and request that such smelters obtain a “conflict-free” designation from an industry program such as the Conflict-Free Smelter Program.

Forward-Looking Statement Disclaimer

This report includes forward-looking statements, including but not limited those regarding Applied’s expected future supplier diligence and engagement efforts and development of related processes. These statements and their underlying assumptions are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from current expectations, including but not limited to: regulatory changes and judicial developments relating to conflict minerals disclosure; changes in our supply chain, components and parts, or products; industry developments relating to supply chain diligence, disclosure and other practices; and other risks described in our most recent Form 10-Q and other SEC filings. Forward-looking statements are based on estimates, projections and assumptions as of May 30, 2014, and Applied undertakes no obligation to update any such statements.

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